



Kaplan Voekler Cunningham & Frank PLC

Pamela Catania
Direct Dial: 804.916.9068
Direct Fax: 804.916.9168

pcatania@kv-legal.com

February 26, 2013

Received SEC
FEB 27 2013
Washington, DC 20549

VIA OVERNIGHT DELIVERY AND EMAIL

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Sail Energy Holdings, LLC
Amendment No. 3 to Offering Statement on Form 1-A Filed January 29, 2013
File No. 024-10334

Dear Ms. Ranson, Peyser and Kohl:

This letter is submitted on behalf of our client, Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), in response to comments from the staff of the Division of Corporate Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 2 to Offering Statement on Form 1-A, filed with the Commission on January 29, 2013 (the "Offering Statement"). Such comments are set forth in Ms. Ransom's letter, dated February 11, 2013 (the "Comment Letter") to Dennis J. O'Brien, President and Chief Executive Officer of Sail Energy Management, LLC, the Company's sole manager. Enclosed herewith for filing, please find seven copies of Amendment No. 3 to the Offering Statement ("Amendment No. 2"), which includes changes to reflect responses to the Staff's comments. For the staff's ease of review, we have also provided seven additional copies of Amendment No. 3, each marked to show changes against Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 3.

Website: www.kv-legal.com
Richmond Office | 7 East 2nd Street | Richmond, VA 23224 | Phone: 804.423.7921
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319
Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137 | Fax: 866.862.1719

CF1-00449658

Description of Our Business

Description of Our Expected Revolving Credit and Term Loan Facility

1. *We note your statement in the first paragraph that you expect to use approximately $3.265 million of the credit facility to fund a portion of the purchase of your initial planned acquisitions. However, we also note your statement in the following paragraph that you plan to draw approximately $3.75 million from your acquisition revolver to fund your initial acquisitions, and it appears that the description of such loans adds up to approximately $3.75 million. We also note your statement on page 26 that "we plan to use approximately $3.75 million, which amount includes $500,000 of operating cash to commence operations, of [y]our anticipated $15 million credit facility." Please revise to clarify here, and on page 26, the amount you plan to initially draw on your credit facility and the uses thereof.*

Response:

In response to the Staff's comment, please see the Company's revised disclosure on pages 26 and 28 of Amendment No. 3.

Industry Overview

2. *We note your response to comment 5 in our letter dated January 22, 2013. It does not appear that the data contained in Table HC1.8 is consistent with the data contained in the graph on page 30. Please revise or advise.*

Response:

In response to the Staff's comment, please see the Company's revised disclosure on page 30 of Amendment No. 3. Also enclosed is Table HC 1.8 with source information highlighted.

Index to Financial Statements

Combining Pro Forma Statement of Operations

3. *We reviewed the revisions to your disclosure in response to comment 16 in our letter dated January 22, 2013. Please present pro forma loss per share for each class of membership interests. In addition, please include a footnote that sets forth your computation of net income (loss) per Class A and B membership interests to make the computation transparent to investors.*

Response:

In response to the Staff's comment, we have removed EPS information for all individual companies presented and have only shown the net loss per unit for Series A and Series B units for the "combined total" (as discussed with the staff). Further, we have also included in the footnotes a schedule which reconciles the net loss per unit for Series A and B units showing the required calculations.

The Company respectfully believes that the modifications to the offering circular contained in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-916-9068.

Yours very truly,



Pamela Catania

Enclosures
cc: Dennis J. O'Brien

Table HC1.8 Fuels Used and End Uses in Homes in Northeast Region, Divisions, and States, 2009
Million Housing Units, Preliminary

			Northeast Census Region						
			New England Census Division			Middle Atlantic Census Division			
Fuels Used and End Uses	Total U.S.[1] (millions)	Total Northeast	Total New England	MA	CT, ME, NH, RI, VT	Total Middle Atlantic	NY	PA	NJ
Total Homes.................................	113.6	20.8	5.5	2.5	3.0	15.3	7.2	4.9	3.2
Fuels Used for Any Use									
Electricity..................................	113.6	20.8	5.5	2.5	3.0	15.3	7.2	4.9	3.2
Natural Gas...............................	69.4	13.8	2.9	1.7	1.1	11.0	5.8	2.4	2.8
Propane/LPG.............................	48.9	9.4	2.9	1.1	1.8	6.4	2.5	2.5	1.4
Wood..	13.1	2.5	1.1	0.3	0.8	1.4	0.4	0.7	0.3
Fuel Oil.....................................	7.6	6.3	2.6	0.8	1.8	3.7	2.3	1.0	0.3
Kerosene..................................	1.7	0.5	0.2	Q	0.2	0.4	0.2	0.2	N
Solar..	1.2	0.2	0.1	Q	0.1	Q	Q	Q	Q
Electricity End Uses[2] **(more than one may apply)**									
Space Heating..........................	58.0	6.3	1.7	0.9	0.9	4.6	1.5	2.6	0.6
Main......................................	38.2	2.4	0.4	0.3	0.2	2.0	0.5	1.3	0.1
Secondary..............................	26.8	4.3	1.3	0.6	0.7	2.9	1.0	1.5	0.4
Air Conditioning........................	94.0	16.5	3.9	1.9	2.0	12.6	5.3	4.4	2.9
Water Heating...........................	47.1	5.1	1.4	0.5	0.9	3.7	1.2	2.1	0.4
Cooking....................................	71.2	10.1	3.6	1.4	2.3	6.5	2.3	3.2	1.0
Other.......................................	113.6	20.8	5.5	2.5	3.0	15.3	7.2	4.9	3.2
Natural Gas End Uses[2,3] **(more than one may apply)**									
Space Heating..........................	57.2	11.1	2.3	1.4	0.9	8.8	4.2	2.0	2.6
Main......................................	38.2	2.4	0.4	0.3	0.2	2.0	0.5	1.3	0.1
Secondary..............................	7.2	0.9	0.1	0.1	Q	0.8	0.3	0.2	0.2
Water Heating...........................	58.5	11.4	2.3	1.4	0.9	9.1	4.4	2.0	2.6
Cooking....................................	39.2	9.7	1.6	1.1	0.6	8.1	4.4	1.5	2.3
Other.......................................	21.7	4.2	0.5	0.4	0.2	3.7	1.5	0.7	1.5
Propane/LPG End Uses[2,3] **(more than one may apply)**									
Space Heating..........................	8.0	1.1	0.3	0.1	0.2	0.8	0.1	0.6	Q
Main......................................	5.6	0.7	0.2	0.1	0.1	0.6	Q	0.5	Q
Secondary..............................	2.8	0.5	0.2	Q	0.1	0.3	Q	0.2	Q
Water Heating...........................	4.2	0.7	0.2	0.1	0.1	0.5	0.2	0.3	Q
Cooking....................................	5.6	1.2	0.4	0.1	0.3	0.8	0.4	0.4	Q
Other.......................................	43.9	8.8	2.7	1.0	1.7	6.0	2.3	2.3	1.4

Energy Information Administration
2009 Residential Energy Consumption Survey: Preliminary Housing Characteristics Tables

Table HC1.8 Fuels Used and End Uses in Homes in Northeast Region, Divisions, and States, 2009
Million Housing Units, Preliminary

Fuels Used and End Uses	Total U.S.[1] (millions)	Northeast Census Region Total Northeast	New England Census Division Total New England	New England Census Division MA	New England Census Division CT, ME, NH, RI, VT	Middle Atlantic Census Division Total Middle Atlantic	Middle Atlantic Census Division NY	Middle Atlantic Census Division PA	Middle Atlantic Census Division NJ
Total Homes..................................	113.6	20.8	5.5	2.5	3.0	15.3	7.2	4.9	3.2
Wood End Uses[2]									
(more than one may apply)									
Space Heating................................	11.5	2.3	1.0	0.2	0.7	1.3	0.4	0.7	0.3
Main..	2.8	0.6	0.3	Q	0.2	0.4	0.1	Q	Q
Secondary................................	8.8	1.7	0.7	0.2	0.5	1.0	0.2	0.5	0.2
Other..	1.7	0.2	0.1	0.1	Q	0.1	Q	Q	N
Fuel Oil End Uses[2]									
(more than one may apply)									
Space Heating................................	7.2	5.9	2.5	0.8	1.7	3.5	2.2	1.0	0.3
Main..	6.9	5.7	2.3	0.8	1.5	3.4	2.1	1.0	0.3
Secondary................................	0.4	0.3	0.2	Q	0.2	0.1	Q	Q	N
Water Heating................................	3.6	3.5	1.6	0.5	1.1	1.9	1.3	0.5	Q
Other..	0.2	0.1	Q	Q	Q	Q	Q	Q	N
Kerosene End Uses[2]									
(more than one may apply)									
Space Heating................................	1.4	0.4	0.1	Q	0.1	0.3	0.1	0.2	N
Main..	0.5	0.3	0.1	Q	0.1	0.2	Q	Q	N
Secondary................................	0.9	0.1	Q	Q	Q	Q	Q	Q	N
Other..	0.3	Q	Q	Q	Q	Q	Q	Q	N

[1] Total U.S. includes all primary occupied housing units in the 50 States and the District of Columbia. Vacant housing units, seasonal units, second homes, military housing, and group quarters are excluded.

[2] Cooking includes fuels used by the major cooking equipment (ovens, cooktops, and stoves). Other includes all end uses not specificially listed.

[3] For natural gas and propane/LPG, Other includes housing units with outdoor grills that use these fuels. However, Consumption and Expenditures estimates only include natural gas outdoor grills, not those using propane/LPG.

Q = Data withheld either because the Relative Standard Error (RSE) was greater than 50 percent or fewer than 10 households were sampled.

N = No cases in reporting sample.

Notes: • Because of rounding, data may not sum to totals. • See Glossary for definition of terms used in these tables.

Source: Energy Information Administration, Office of Energy Consumption and Efficiency Statistics, Forms EIA-457 A and C of the 2009 Residential Energy Consumption Survey.

CF1-0044 9662